UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1)*

                     COLLEGE BOUND STUDENT ALLIANCE, INC.
                             (Name of Issuer)

                        COMMON STOCK, $.001 PAR VALUE
                       (Title of Class of Securities)

                                 194206 10 8
                                (CUSIP Number)

                             STANLEY F. FREEDMAN
                       KRYS BOYLE FREEDMAN & SAWYER, P.C.
                         600 17TH STREET, SUITE 2700
                           DENVER, COLORADO  80202
                                (303) 893-2300
             (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)

                               DECEMBER 1, 2000
         (Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 194206 10 8                                      PAGE 2 OF 6


                                SCHEDULE 13D


  1  NAME OF REPORTING PERSON                          JANICE A. JONES

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
     (See Instructions)                                     (b) [ ]

  3  SEC USE ONLY

  4  SOURCE OF FUNDS (See Instructions)

     OO

  5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                  [X]

  6  CITIZENSHIP OR PLACE OF ORGANIZATION

     UNITED STATES

  NUMBER OF     7         SOLE VOTING POWER
  SHARES BENE-            3,288,000 SHARES
  FICIALLY      8         SHARED VOTING POWER
  OWNED BY                7,781,503
  EACH          9         SOLE DISPOSITIVE POWER
  REPORTING               3,288,000 SHARES
  PERSON WITH  10         SHARED DISPOSITIVE POWER
                          7,781,503

  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,288,000 SHARES

  12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)                              [ ]

  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     43.9%

  14 TYPE OF REPORTING PERSON*

     IN


  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
  (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
  ATTESTATION.

  CUSIP NO. 194206 10 8                                      PAGE 3 OF 6

  ITEM 1.  SECURITY AND ISSUER.

  The class of equity securities to which this Schedule 13D relates is the Common Stock, $.001 par value, of College Bound Student Alliance, Inc., a Colorado corporation (the "Issuer"). Its principal executive offices are located at 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226.

  ITEM 2.  IDENTITY AND BACKGROUND.

  The person filing this statement is Dr. Janice A. Jones., whose business address 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226 is Dr. Jones' principal occupation is Chair of the Board and Chief Executive Officer of Chartwell International, Inc. ("Chartwell"), 333 South Allison Parkway, Suite 100, Lakewood, Colorado 80226. She also serves as Executive Vice President - Corporate Development, Corporate Secretary and a Director of the Issuer. During the past five years, she has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Dr. Jones is a United States citizen.

  ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  Since August 1997, Dr. Jones has acquired shares of the Issuer's common stock for services rendered to the Issuer in her capacity as a director and corporate secretary:

            NUMBER OF SHARES
  DATE        ACQUIRED                   CONSIDERATION FOR SHARES
  ------------------------------------------------------------------------

  08/14/97        8,000          Founder's shares valued at $8
  ------------------------------------------------------------------------
  03/06/98       36,666          Founder's shares valued at $37
  ------------------------------------------------------------------------
  05/22/98        5,333          Founder's shares valued at $5
  ------------------------------------------------------------------------
  12/01/98       18,667          Services as a director valued at $3,627
  ------------------------------------------------------------------------
  03/11/99        8,000          Services as a director valued at $2,090
  ------------------------------------------------------------------------
  05/06/99        8,000          Services as a director valued at $1,340
  ------------------------------------------------------------------------
  08/04/99        8,000          Services as a director valued at $1,769
  ------------------------------------------------------------------------
  02/10/00       16,000          Services as a director valued at $14,686
  ------------------------------------------------------------------------
  05/22/00        8,000          Services as a director valued at $1,930
  ------------------------------------------------------------------------
  12/01/00       80,000          Exchange for deferred compensation valued
                                 at $12,000
  ------------------------------------------------------------------------

  CUSIP NO. 194206 10 8                                      PAGE 4 OF 6

  In addition, Dr. Jones has acquired shares and options to purchase shares from Chartwell as follows:

  * Family Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones, received 1,000,000 shares from Chartwell on October 31, 1997 upon the conversion of $500,000 of debt owed to it by Chartwell.

  * Dr. Jones received on option to acquire 600,000 shares at $0.32 per share from Chartwell, which option expires July 31, 2003.

  * Family Jewels II Limited Partnership received 500,000 shares from Chartwell on September 2, 1998 as an adjustment to the October 31, 1997 conversion transaction.

  * Family Jewels II Limited Partnership received 155,000 shares on June 7, 1999 in exchange for waiving any future adjustments of the October 31, 1997 conversion transaction. In addition, Dr. Jones was granted a five-year option to purchase 200,000 shares at $0.50 per share. Family Jewels II Limited Partnership transferred the 155,000 shares to John J. Grace. The Chartwell Group, Inc., an entity owned and controlled by Dr. Jones, has an option to convert $500,000 of debt into 1,000,000 shares of the Issuer's stock.

  In January 2000, Dr. Jones sold 8,666 shares in the open market.

  In addition to the above, Dr. Jones may be deemed to have beneficial ownership of 7,330,369 shares of Common Stock held by Chartwell due to her ownership and control of Chartwell. In addition to being Chair of the Board and Chief Executive Officer of Chartwell, she also beneficially owns 46% of the outstanding common stock of Chartwell.

  Dr. Jones may be deemed to own 1,051,134 shares of Common Stock held by her husband, John J. Grace, and 200,000 shares Mr. Grace holds an option to purchase from Chartwell. However, Dr. Jones disclaims beneficial ownership of shares held by her husband.

  ITEM 4. PURPOSE OF TRANSACTION.

  Dr. Jones acquired the shares for investment. She has sold a limited number of shares.

  Dr. Jones does not have any other present plans or proposals which relate to or would result in:

  (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

  (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

  (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

  CUSIP NO. 194206 10 8                                      PAGE 5 OF 6

  (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

  (e) any material change in the present capitalization or divided policy of the Issuer;

  (f) any other material change in the Issuer's business or corporate structure;

  (g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

  (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on NASDAQ;

  (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

  (j)   any action similar to any of those enumerated above.

  Notwithstanding the foregoing, Dr. Jones will continue to review her investment in the Issuer and reserves the right to change her intention with respect to any or all of such matters.

  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

  (a) As of December 1, 2000, Dr. Jones may be deemed to beneficially own 11,069,503 shares (43.9%) of the Issuer's Common Stock as follows: 188,000 shares held in her name, 1,500,000 shares held by Family Jewels II Limited Partnership, an entity owned and controlled by Dr. Jones, options to purchase 600,000 shares from Chartwell, and the right to convert debt into 1,000,000 shares held by The Chartwell Group, Inc. Dr. Jones may also be deemed to beneficially own 6,730,369 shares of Common Stock held by Chartwell for which she does not have an option to purchase, due to her control relationship with Chartwell.

        Also included in this amount are 1,051,134 shares owned of record by her spouse, John J. Grace, and his options to purchase 200,000 shares from Chartwell. Dr. Jones disclaims beneficial ownership of shares beneficially owned by her husband.

  (b) As of December 31, 2000, Dr. Jones had the sole power to vote and dispose of 3,288,000 shares.

  (c) Except as described in Item 3 of this Schedule 13D, during the sixty day period preceding the filing of this Schedule 13D, Dr. Jones did not have any transactions in the stock of the Issuer.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Dr. Jones.

  CUSIP NO. 194206 10 8                                      PAGE 6 OF 6


  (e) Dr. Jones continues to be the beneficial owner of more than five percent of the outstanding common stock of the Issuer.

  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  None.

  ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

  None.

                                 SIGNATURE


  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  Date: February 26, 2001
                                       /s/ Janice A. Jones
                                       Janice A. Jones